UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                            EMPIRE OF CAROLINA, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    292007101
                                    ---------
                                 (CUSIP Number)

                            EDWIN C. LAURENSON, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 10, 1997
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                                                               2

CUSIP No.   292007101

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles S. Holmes

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)

      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS

      NA

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States citizen

                                     7     SOLE VOTING POWER

              NUMBER OF                      3,703,252

               SHARES                8     SHARED VOTING POWER

            BENEFICIALLY                     -0-

              OWNED BY               9     SOLE DISPOSITIVE POWER

                EACH                         3,703,252

              REPORTING              10   SHARED DISPOSITIVE POWER

               PERSON                         -0-
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,703,252

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.61%

14    TYPE OF REPORTING PERSON
      IN

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                                                                               3

                                  SCHEDULE 13D

            This Amendment No.1 amends the statement on Schedule 13D filed on July 2, 1997 by Charles S. Holmes.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding thereto the following paragraph:
-----------------------------------------------------------

            625,000 additional Warrants were issued to Mr. Holmes on October 10, 1997 in connection with the closing of the Further Financing under the Securities Purchase Agreement. Mr. Holmes paid no consideration in cash or property for the acquisition of such additional Warrants.


ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby supplemented to state that all matters described therein to be voted upon at the annual meeting of the Company shareholders were approved. Such matters were:

            1. Approval of the amendment of the Company's certificate of incorporation to provide that the Company's Board of Directors will consist of no more than 8 persons, as specified from time to time by the Company's Board of Directors;

            2. Approval of an increase in the number of shares of the Company's Common Stock authorized for issuance to 60,000,000; and

            3. Approval of the re-election of the Company's existing directors and the election of Mr. James J. Pinto as a director of the Company.

            In addition, the holders of the Company's Series A Preferred Stock approved the expansion of the Company's Board of Directors to 6 directors.

            Mr. Holmes has no plans with respect to any other matter specified in Item 4 or any similar action.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:
---------------------------------------------------------

            (a) Mr. Holmes has the right to acquire 1,000,000 shares of Common Stock at any time upon conversion of all or any portion of the 125,000 shares of Series A Preferred Stock held by him. In addition, Mr. Holmes has the

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                                                                               4

right, as owner of Warrants, to acquire all or any portion of 2,703,252 shares of Common Stock at a price of $1.375 per share at any time prior to the expiration of the Warrants on May 6, 2003. Accordingly, based upon calculations made in accordance with Rule 13d-3(d) and information provided by the Company that 7,653,564 shares of Common Stock are currently outstanding, Mr. Holmes has sole voting and/or dispositive power over the equivalent of 3,703,252 shares of Common Stock (or 32.61% of the Common Stock). There are currently 2,100,000 shares of Series A Preferred Stock outstanding, with respect to which Mr. Holmes has sole voting and dispositive power over 125,000 shares (or 5.95% of the class). The currently outstanding shares of Series A Preferred Stock may be converted into 16,800,000 shares of Common Stock, with the result that Mr. Holmes has voting power, when the currently outstanding Series A Preferred Stock is combined with the currently outstanding Common Stock, over 4.09% of the combined classes.

            (b) Mr. Holmes has sole power to vote and dispose of the Series A Preferred Stock and Warrants held by him.

            (c) See Items 3 and 4 above.

            Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.




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                                                                               5

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: October 30, 1997

                                       /s/ Charles S. Holmes
                                       -------------------------------
                                       Charles S. Holmes